SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
_______________________

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number of Class
 of Securities)
_______________________

Charles L. Frischer
4404 52nd Avenue NE
Seattle, WA 98105

______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 6

CUSIP NO. 404139107	13D	Page 2 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 1,658,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 1,658,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,658,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 404139107	13D	Page 3 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 220,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 220,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 404139107	13D	Page 4 of 6

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership on September 8, 2014 (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.    Source and Amount of Funds of Other Consideration.

Item 3 is amended by adding the following:

Charles Frischer purchased 291,591 Shares from September9, 2014 through November 4, 2014 for an aggregate purchase price of $1,519,286.  Mr. Frischer used his personal funds to acquire these Shares.

The Partnership purchased 64,000 Shares from September9, 2014 through November 4, 2014 for an aggregate purchase price of $292,335.  The Partnership used funds from its reserves to acquire its Shares.

Item 5.    Interest of Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b)           Beneficial ownership

As of the date of this Amendment No. 1 to Schedule 13D, the Partnership directly owns 220,000 Shares representing less than 1% of the total outstanding shares.  Mr. Frischer directly owns 1,438,000 Shares and he is the sole general partner of the Partnership.  Accordingly, Mr. Frischer indirectly beneficially owns 1,658,000 Shares representing approximately 7.1% of the outstanding Shares.  The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 23,316,690 Shares outstanding at July 31, 2014, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2014.

Mr. Frischer has sole voting power and sole investment power with respect to 1,658,000 Shares.

(c)           Transactions during the past sixty days

Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

CUSIP NO. 404139107	13D	Page 5 of 6

(d)           Right to receive dividends or proceeds

Not applicable.

(e)           Beneficial ownership of less than five percent

Not applicable.

Item 7.    Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  November 5, 2014

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 404139107	13D	Page 6 of 6

ANNEX A

Schedule of Transactions in Common Shares of the Issuer
During the Past 60 Days

Libby Frischer Family Partnership

Date of Transaction	Quantity Purchased	Price per Share

9/9/14	15,000	3.97
9/17/14	25,000	4.06
11/4/14	24,000	5.47

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

9/12/14	16,000	4.00
9/16/14	35,591	4.00
10/31/14	30,000	5.20
11/3/14	152,000	5.52
11/4/14	58,000	5.49

(1)	All purchases/sales were effected through open market or privately negotiated transactions.